TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

CASH	$ 52,597
ACCOUNTS RECEIVABLE	158,706
PREPAIDS AND DEPOSITS	5,952
TOTAL	$ 217,255

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 27,350
Related party payable to Trading Technologies International, Inc.	18,364
Total liabilities	45,714
SHAREHOLDER'S EQUITY:	
Membership interest	513,505
Accumulated deficit	(341,964)
Total shareholder's equity	171,541
TOTAL	$ 217,255

See notes to financial statement